082-03322





10015315


GRASIM
ADITYA BIRLA GROUP

RECEIVED
2010 MAR -9 A 7:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 20, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: Allotment of 250 Shares under Employee Stock Option Scheme, 2006

This is to inform you that the Shareholders Grievance/ Allotment & Transfer Committee of the Board of Directors of the Company has allotted 250 (Two Hundred and Fifty only) Equity Shares on 16th February, 2010 under the Company's Employee Stock Option Scheme, 2006. The said 250 Shares shall rank pari passu with the existing equity shares of the Company in all respect.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Dlw 3/9

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, Maharashtra, India.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

RECEIVED
2010 MAR -9 A 7:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

January 28, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051

Dear Sirs,

Re: Notice of Grasim's Extraordinary General Meeting fixed for 25th February, 2010

Pursuant to Clause 31 of the Listing Agreement, we are sending herewith 3 copies of the Notice dated 22nd January, 2010 together with the Explanatory Statement, convening Extraordinary General Meeting of the equity shareholders of the Company on 25th February, 2010 at the Registered Office of the Company at Birlagram, Nagda (M.P.). The said meeting has been convened to seek approval of the Shareholders of Grasim to the Amalgamation of Samruddhi Cement Limited with UltraTech Cement Limited.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

SUPPL

Cc:
1. Luxembourg Stock Exchange
2. Securities & Exchange Commission
3. Citi Bank N.A., USA
4. Citi Bank N.A., Mumbai
5. National Securities Depository Ltd.
6. Central Depository Services (India) Ltd.

\- for information along with a copy of Notice together with Explanatory Statement as referred hereinabove.

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

Cc: **Luxembourg Stock Exchange**
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe

- for information along with a copy of Notice together with Explanatory Statement as referred hereinabove.

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

-do-

Citi Bank N.A.
111 Wall Street, 5th Floor
New York 10043, USA

-do-

Citi Bank N.A.
Custodial Services
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051

-do-

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel
Mumbai 400 013

-do-

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023

-do-


GRASIM
ADITYA BIRLA GROUP

RECEIVED
2010 MAR -9 A 7:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331, District Ujjain, Madhya Pradesh

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF GRASIM INDUSTRIES LIMITED

DATE AND VENUE OF THE MEETING	CONTENTS	PAGE NOS.
Day : Thursday		
Date : 25th February, 2010		
Time : 12.30 p.m. (1230 hours)		
Venue : Grasim Industries Limited, Grasim Club, Birlagram, Nagda 456 331, District Ujjain, Madhya Pradesh		


GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331, District Ujjain, Madhya Pradesh

Notice is hereby given that an Extraordinary General Meeting of the members of Grasim Industries Limited will be held on Thursday, the 25th February, 2010 at Grasim Club, Birlagram, Nagda 456331, Dist. Ujjain, Madhya Pradesh at 12.30 p.m. to transact the following business:

Special Business

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

"**RESOLVED THAT** the amalgamation of Samruddhi Cement Limited ("**Samruddhi**", a wholly owned unlisted subsidiary of the Company) with UltraTech Cement Limited ("**UltraTech**", a listed subsidiary of the Company) with effect from the Appointed Date, i.e. opening of business on 1st July, 2010 or such other date as may be determined by the Boards of Directors of Samruddhi and UltraTech under and in accordance with a scheme of amalgamation (the "**Amalgamation Scheme**") pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Companies Act, 1956 (the "**Act**") and in terms of the Amalgamation Scheme as placed before this meeting be and is hereby approved."

"**RESOLVED FURTHER THAT** the Board of Directors of the Company (which includes any committee thereof or any Director or officer or person authorized in that behalf), be and are hereby severally authorized to convey and furnish the consent of the Company (including the approval of the shareholders of the Company) to the amalgamation of Samruddhi with UltraTech by way of the Amalgamation Scheme to all concerned as may be necessary (including, without limitation, Samruddhi, UltraTech, the stock exchanges and the relevant High Courts), and to assent and approve at their discretion any alteration, variation or modification to the Amalgamation Scheme which the shareholders and creditors of UltraTech or Samruddhi or the High Courts or any other authority may deem fit to approve or impose, and to make any modifications as they may consider necessary in relation to the procedure and modalities of effecting the transactions contemplated in the Amalgamation Scheme."

"**RESOLVED FURTHER THAT** for the purpose of giving effect to the above resolutions, the Board of Directors of the Company (which includes any committee thereof or any Director or officer or person authorized in that behalf), be and are hereby severally authorized to do all such acts, deeds, matters and things as they may deem necessary and expedient at their absolute discretion."

By order of the Board of Directors

Ashok Malu
Jt. President & Company Secretary

Mumbai, 22nd January, 2010

Registered office:
Birlagram, Nagda 456 331,
District Ujjain, Madhya Pradesh

NOTES:

(1) A copy of the Amalgamation Scheme and the explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, with respect to the abovementioned business is enclosed.

(2) A form of proxy is also enclosed herewith.

(3) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. ONLY REGISTERED MEMBERS OF THE COMPANY MAY ATTEND AND VOTE (EITHER IN PERSON OR BY PROXY) AT THE MEETING.

(4) Proxies in order to be effective, must be lodged at the Registered Office of the Company at least 48 hours before the schedule time of the commencement of the meeting.

(5) All alterations made in the form of proxy should be initialled.

(6) The representative of a body corporate which is a registered member of the Company may attend and vote at the meeting, provided a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate authorising such representative to attend and vote at the meeting is deposited at the registered office of the Company before the scheduled time of the commencement of the meeting.

Encl: as above

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

In terms of Section 173(2) of the Companies Act, 1956 (the "**Act**"), the following Explanatory Statement sets out all the material facts relating to the accompanying Notice dated January 22, 2010.

BACKGROUND

A. Demerger Scheme

1. In terms of a scheme of arrangement between Grasim Industries Limited (the "**Company**"), Samruddhi Cement Limited ("**Samruddhi**", a wholly owned unlisted subsidiary of the Company) and their respective shareholders and creditors (the "**Demerger Scheme**") under the provisions of Sections 391 to 394 and other relevant provisions of the Act, the undertaking of the Company which is engaged in the manufacture and sale of cement, ready mix concrete, white cement and other cement related products and activities (the "**Demerged Undertaking**", as more particularly defined in the Demerger Scheme) is proposed to be transferred to and vested in Samruddhi as a going concern by way of a demerger (the "**Demerger**"). The Demerger Scheme has been filed with the Hon'ble High Court of Madhya Pradesh at Indore and the Hon'ble High Court of Gujarat, at Ahmedabad and its effectiveness is subject to *inter alia* the approval of the shareholders and creditors of the Company and Samruddhi and the sanction of the Hon'ble High Court of Madhya Pradesh at Indore and the Hon'ble High Court of Gujarat at Ahmedabad.

2. Pursuant to an order dated November 13, 2009, passed by the Hon'ble High Court of Madhya Pradesh at Indore following an application in this regard by the Company under Section 391 of the Act, meetings of the equity shareholders, secured creditors (including debenture holders) and unsecured creditors of the Company were convened on January 4, 2010, at which time the equity shareholders, secured creditors (including debenture holders) and unsecured creditors present and voting have unanimously approved the transfer of the Demerged Undertaking into Samruddhi under the Demerger Scheme as per Section 391 of the Act. The Company and Samruddhi have filed their respective petitions in the Hon'ble High Court of Madhya Pradesh at Indore and the Hon'ble High Court of Gujarat at Ahmedabad respectively seeking their sanction to the Demerger Scheme. The petitions filed by the Company and Samruddhi in the Hon'ble High Court of Madhya Pradesh at Indore and the Hon'ble High Court of Gujarat at Ahmedabad respectively are currently pending for hearing in the respective High Courts.

3. Pursuant to the Demerger and upon effectiveness thereof, as set out in the Demerger Scheme, equity shareholders of the Company as on the Record Date (defined in the Demerger Scheme) will receive 1 (one) equity share of Samruddhi of the face value of Rs. 5/- (Rupees Five Only), credited as fully paid up for every 1 (one) equity share, fully paid of face value Rs. 10/- (Rupees Ten Only) held in the Company. In terms of the Demerger Scheme and pursuant thereto, the equity shares of Samruddhi are proposed to be listed on the same stock exchanges on which the equity shares of the Company are listed, i.e., the Bombay Stock Exchange Limited ("**BSE**") and the National Stock Exchange of India Limited ("**NSE**"). The Demerger Scheme and details thereof were set out in the explanatory statement under Section 393 of the Act annexed to the notice dated November 30, 2009 sent to the equity shareholders of the Company for the court convened meeting held on January 4, 2010. A copy of the notice and explanatory statement dated November 30, 2009 and the Demerger Scheme are available for inspection as stated in paragraph 25 below.

B. Amalgamation Scheme

4. In the interim and in view of the Demerger Scheme, Samruddhi made a consolidation proposal to UltraTech Cement Limited ("**UltraTech**", a listed subsidiary of the Company) to examine and pursue a separate onward consolidation of the cement business (which will be transferred to it pursuant to the demerger under the Demerger Scheme) with UltraTech. After due consideration and on the basis of recommendations received from their respective advisors, the Boards of Directors of Samruddhi and UltraTech at their respective Board meetings held on November 15, 2009, have approved the amalgamation of Samruddhi into UltraTech (the "**Amalgamation**"), pursuant to a separate scheme of amalgamation of Samruddhi with UltraTech under Sections 391 to 394 of the Act ("**Amalgamation Scheme**").

5. The Amalgamation Scheme *inter alia* provides for the amalgamation of Samruddhi with UltraTech and the consequent issue of equity shares by UltraTech to the shareholders of Samruddhi pursuant to Sections 391 to 394 and other relevant provisions of the Act, and various other matters consequential to or otherwise integrally connected with the above in the manner provided for in the Amalgamation Scheme.

6. UltraTech has received the no-objection of the BSE and the NSE to the Amalgamation Scheme. The no-objection of BSE provides that if Samruddhi merges as an unlisted company with UltraTech, 25% of equity shares to be issued by UltraTech pursuant to the Amalgamation Scheme shall be locked in for a period of 3 (three) years from the date of listing of such shares with BSE. Please note that the equity shares of Samruddhi are proposed to be listed pursuant to the Demerger Scheme as set out in paragraph 3 above.

7. UltraTech has filed the Company Application under Section 391 of the Act in the Hon'ble High Court of Judicature at Bombay seeking direction from the Hon'ble High Court for holding meetings of its equity shareholders, secured creditors (including debenture holders) and unsecured creditors to seek their approval to the Amalgamation Scheme.

8. In terms of the Amalgamation Scheme and upon effectiveness thereof, the shareholders of Samruddhi whose names are registered in the register of members of Samruddhi as on the record date to be fixed for this purpose will be entitled to receive 4 (four) equity shares of UltraTech of the face value of Rs. 10/- each (credited as fully paid up) for every 7 (seven) equity shares of the face value of Rs. 5/- each (credited as fully paid up) held by such members in Samruddhi. The amalgamation is proposed to have an appointed date of July 1, 2010, or such other date as may be determined by the Boards of Directors of Samruddhi and UltraTech and is subject to various conditions precedent as more particularly set out in paragraph 21(xxv) below.

9. The shareholders of the Company who receive shares of Samruddhi pursuant to the Demerger Scheme and as such become shareholders of Samruddhi, would, upon the effectiveness of the Amalgamation Scheme, be entitled to receive shares of UltraTech in accordance with the terms of the Amalgamation Scheme if they are shareholders of Samruddhi as of the record date to be fixed for the purposes of the Amalgamation Scheme.

C. **Purpose of the extraordinary general meeting**

10. In view of the pendency of the Demerger Scheme, and on a purely voluntary basis and in the interests of good corporate governance and transparency, the Board of Directors ("**Board**") of the Company has, by way of a circular resolution passed on December 7, 2009, resolved to share the Amalgamation Scheme with the shareholders of the Company and seek their views on the same as well, and for this purpose, convene an extraordinary general meeting of the shareholders after receipt of the Amalgamation Scheme as cleared by the stock exchanges. At its meeting held on January 22, 2010, the Board of the Company granted its approval to the Amalgamation Scheme (as approved by the BSE and NSE, and filed by UltraTech with the High Court of Judicature at Bombay), and resolved to seek the approval of the shareholders of the Company to the Amalgamation Scheme in an extraordinary general meeting to be convened for this purpose.

11. It is therefore proposed that the shareholders of the Company consider the amalgamation of Samruddhi with UltraTech pursuant to the Amalgamation Scheme under Sections 391 to 394 and other relevant provisions of the Act. A copy of the Amalgamation Scheme, as approved by the Board of the Company, is attached to the notice dated January 22, 2010 pertaining to this explanatory statement. The Amalgamation Scheme is also available for inspection as per paragraph 25 below.

UltraTech and Samruddhi

12. UltraTech was incorporated on August 24, 2000 in Mumbai under the Act as "L&T Cement Limited". The name of "L&T Cement Limited" was subsequently changed to "UltraTech CemCo Limited" with effect from November 19, 2003 and then to its existing name, i.e., "UltraTech Cement Limited" with effect from October 14, 2004.

13. In terms of a scheme of arrangement under Sections 391 to 394 of the Act, which was approved by the Hon'ble High Court of Bombay on April 22, 2004, the cement business of Larsen & Toubro Limited was demerged and vested in UltraTech in accordance with the aforesaid scheme. The Appointed Date and Effective Date of the scheme of arrangement were April 1, 2003 and May 14, 2004, respectively. The Company acquired management control of UltraTech with effect from July 6, 2004 pursuant to an open offer made under the aforesaid scheme of arrangement.

14. In terms of a Scheme of Amalgamation of Narmada Cement Company Limited ("**NCCL**") with UltraTech, which was approved by the Board for Industrial and Financial Reconstruction on May 15, 2006, the entire undertaking of NCCL was transferred to UltraTech with effect from October 1, 2005.

15. The objects for which UltraTech has been established are set out in its Memorandum of Association. UltraTech is primarily engaged in the business of manufacture and sale of cement, ready mix concrete and other cement related products. The main object of UltraTech is set out hereunder:

    "*To carry on the business of manufacturers of, dealers in and sellers of cement, clinker, lime, plasters, whiting, clay, granule, sand, coke, fuel, artificial stone, builders' requisites & convenience of all kinds and any products or things which may be manufactured out of or with cement or in which the use of cement may be made.*"

16. The details of the authorised, issued, subscribed and paid-up share capital of UltraTech are set out in the Amalgamation Scheme. The equity shares of UltraTech are listed on the BSE and the NSE. As on December 31, 2009, the Company held 54.78% of the equity share capital of UltraTech, and accordingly UltraTech is a subsidiary of the Company.

17. Samruddhi, a wholly owned subsidiary of the Company, was incorporated under the Act on September 4, 2009. The registered office of Samruddhi is located at Birladham, Kharach, Kosamba – 394 120, Gujarat.

18. The objects for which Samruddhi has been established are set out in its Memorandum of Association. The main object of Samruddhi is set out hereunder:

    "*To carry on the business of manufacturers of, dealers in and sellers of cement, white cement, clinker, ready mix concrete, lime, limestone, plasters, putty, whiting, clay, granule, sand, coal, coke, fuel, artificial stone, builders' requisites and convenience of all kinds and any products or things which may be manufactured out of or with cement or white cement or in which the use of cement or white cement may be made.*"

19. The details of the authorised, issued, subscribed and paid-up share capital of Samruddhi are set out in the Amalgamation Scheme. The equity shares of Samruddhi are, at present, not listed on any stock exchange.

RATIONALE FOR THE AMALGAMATION

20. Since UltraTech and Samruddhi will be engaged in substantially similar businesses upon effectiveness of the Demerger Scheme, the amalgamation of Samruddhi with UltraTech has been proposed in the interests of enhancing shareholder value of Samruddhi and UltraTech and with the intent of creating a focussed entity engaged in the cement business with all the advantages of economies of scale.

SALIENT FEATURES OF THE AMALGAMATION SCHEME

21. The salient features of the Amalgamation Scheme are:-

    (i) The Amalgamation Scheme provides for the amalgamation of Samruddhi with UltraTech by way of an amalgamation under Sections 391 to 394 and other relevant provisions of the Act in the manner provided for in the Amalgamation Scheme as and from the Effective Date and with effect from the Appointed Date.

    (ii) The "Appointed Date" for the amalgamation means the opening of business on July 1, 2010 or such other date as may be determined by the Boards of Directors of Samruddhi and UltraTech.

    (iii) The "Effective Date" means the last of the dates on which all the conditions and matters referred to in paragraph 21(xxv) below occur or have been fulfilled or waived in accordance with the Amalgamation Scheme.

    (iv) The "Undertaking" (as defined in the Amalgamation Scheme) means all the undertakings and entire business of Samruddhi as a going concern, including, without limitation:

        (a) all the assets and properties (whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal, present, future or contingent of whatsoever nature) of Samruddhi, whether situated in India or abroad, including, without limitation, all the integrated cement manufacturing units, the cement grinding units, the white cement units, the ready-mix concrete units, other cement and cement related product manufacturing units including paver block manufacturing, bricks and autoclave brick manufacturing and glass reinforced concrete manufacturing units, cement terminals, processing plant for conversion of municipal sewerage waste, all lands (whether leasehold or freehold), plants, machinery, equipment, buildings and structures, offices, residential and other premises, capital work-in-progress, furniture, fixtures, office equipment, computers, appliances, accessories, power lines, all stocks, stocks of fuel, rolling stock, current assets (including inventories, sundry debtors, bills of exchange, loans and advances), investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash and bank accounts (including bank balances), contingent rights or benefits, benefits of any deposits, receivables, advances or deposits paid by or deemed to have been paid

by Samruddhi, financial assets, benefit of any bank guarantees, performance guarantees and letters of credit, leases (including lease rights), hire purchase contracts and assets, lending contracts, prospecting licenses and mining leases (in each case including the benefit of any applications made therefor) and the surface rights in relation thereto, receivables and liabilities related thereto, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, tenancies in relation to the office and/or residential properties for the employees or other persons, vehicles, D.G. sets, guest houses, godowns, warehouses, cement dumps, cement stocks and stores, railway lines and sidings, water pipelines, depots, the power generation undertakings including power plants, fly ash handling systems, share of any joint assets, and other facilities, right to use jetties and ports, fixed and other assets; rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights, easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by Samruddhi or in connection with or relating to Samruddhi and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by Samruddhi, whether in India or abroad;

(b) all permits, quotas, rights, entitlements, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or potential and whether under agreements or otherwise), municipal permissions, approvals, consents, subsidies, privileges, income tax benefits and exemptions including the right to deduction under Section 80IA of the Income Tax Act, 1961 (or any statutory modification or re-enactment thereof for the time being in force) in respect of the profits of the undertaking for the residual period, i.e., for the period remaining as on the Appointed Date out of the total period for which the deduction is available in law if the amalgamation pursuant to the Amalgamation Scheme does not take place, all other rights including sales tax deferrals and exemptions and other benefits, receivables, and liabilities related thereto, licenses, powers and facilities of every kind, nature and description whatsoever, provisions and benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to Samruddhi;

(c) all earnest moneys and/or security deposits paid or deemed to have been paid by Samruddhi;

(d) all debts, borrowings, obligations, duties and liabilities, both present and future (including deferred tax liabilities, contingent liabilities and the Liabilities (as defined in the Amalgamation Scheme) and obligations under any licenses or permits or schemes) of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilized, whether secured or unsecured, whether in Indian rupees or foreign currency, whether provided for or not in the books of account or disclosed in the balance sheet of Samruddhi; and

(e) all intellectual property rights, trade and service names and marks, patents, copyrights, designs and other intellectual property rights of any nature whatsoever, books, records, files, papers, engineering and process information, software licenses (whether proprietary or otherwise), drawings, computer programmes, manuals, data, catalogues, quotations, sales and advertising material, lists of present and former customers and suppliers, other customer information, customer credit information, customer pricing information and all other records and documents, whether in physical or electronic form relating to business activities and operations of Samruddhi.

(v) The Amalgamation Scheme envisages that upon the coming into effect of the Amalgamation Scheme and subject to the provisions thereof:

(a) the Undertaking of Samruddhi shall, pursuant to the sanction of the Amalgamation Scheme by the High Court of Judicature at Bombay and the High Court of Gujarat and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in and/or be deemed to have been transferred to and vested in UltraTech, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of UltraTech by virtue of and in the manner provided in the Amalgamation Scheme;

(b) without prejudice to the generality of paragraph 21(v)(a) above, all the estate, assets, properties, rights, claims, title, interest and authorities including accretions and appurtenances comprised in the Undertaking of whatsoever nature and wheresoever situate shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in UltraTech and/or be deemed to be transferred to and vested in UltraTech as a going concern so as to become, as and from the Appointed Date, the estate, assets, properties, rights, claims, title, interest and authorities of UltraTech;

(c) without prejudice to the provisions of paragraph 21(v)(b) above, in respect of such of the assets and properties of Samruddhi as are movable in nature or incorporeal property or are otherwise capable of transfer by delivery or possession, or by endorsement and/or delivery, the same shall stand so transferred by Samruddhi upon the coming into effect of the Amalgamation Scheme, and shall, become the assets and property of UltraTech with effect from the Appointed Date pursuant to the provisions of Section 394 of the Act, without requiring any deed or instrument of conveyance for transfer of the same;

(d) all the licenses, permits, entitlements, quotas, approvals, permissions, registrations, incentives, sales tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, mining leases, prospecting licenses, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by Samruddhi and all rights and benefits that have accrued or which may accrue to Samruddhi, whether on, before or after the Appointed Date, including income tax benefits and exemptions including the right to deduction under Section 80IA of the Income Tax Act, 1961 (or any statutory modification or re-enactment thereof for the time being in force), shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in and/or be deemed to be transferred to and vested in and be available to UltraTech so as to become licenses, permits, entitlements, quotas, approvals, permissions, registrations, incentives, sales tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, mining leases, prospecting licenses, tenancy rights, liberties, special status and other benefits or privileges of UltraTech and shall remain valid, effective and enforceable on the same terms and conditions.

(e) all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature, to which Samruddhi is a party or to the benefit of which Samruddhi may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour, as the case may be, of UltraTech and may be enforced as fully and effectually as if, instead of Samruddhi, UltraTech had been a party or beneficiary or obligee thereto or thereunder; and

(f) without prejudice to the generality of the foregoing, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of Samruddhi shall stand transferred to UltraTech as if the same were originally given by, issued to or executed in favour of UltraTech, and UltraTech shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to UltraTech.

(vi) The Amalgamation Scheme further provides that upon the coming into effect of the Amalgamation Scheme and with effect from the Appointed Date:

(a) all liabilities of Samruddhi including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of Samruddhi of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the "**Liabilities**") shall, pursuant to the sanction of the Amalgamation Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in and be deemed to have been transferred to and vested in UltraTech; and

(b) all debts, liabilities, duties and obligations of Samruddhi shall, as on the Appointed Date, whether or not provided in the books of Samruddhi, and all debts and loans raised and used, and duties,

liabilities and obligations incurred or which arise or accrue to Samruddhi on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by UltraTech by virtue of the Amalgamation Scheme.

(vii) In relation to the debts, liabilities, duties and obligations of Samruddhi as on the Appointed Date which have been discharged by Samruddhi on or after the Appointed Date and prior to the Effective Date, the Amalgamation Scheme provides that such discharge shall be deemed to have been for and on account of UltraTech upon the coming into effect of the Amalgamation Scheme.

(viii) The Amalgamation Scheme provides that without prejudice to the provisions of Clause 6 (a) – (e) of the Amalgamation Scheme upon the coming into effect of the Amalgamation Scheme, all debentures (including the NCDs, as defined in the Amalgamation Scheme), bonds, notes or other debt securities and other instruments of like nature (whether convertible into equity shares or not) if any, of Samruddhi (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of UltraTech on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in and be deemed to have been transferred to and vested in and shall be exercised by or against UltraTech to the same extent as if it were the issuer of the Debt Securities so transferred and vested.

(ix) If the Debt Securities are listed on any stock exchange, the same shall, subject to applicable laws and regulations, be listed and/or admitted to trading on the relevant stock exchanges in India where the Debt Securities were listed and/or admitted to trading, on the same terms and conditions, unless otherwise modified in accordance with applicable law.

(x) The Amalgamation Scheme also provides that the transfer and vesting of the assets comprised in the Undertaking to and in UltraTech under Clauses 3 and 4 of the Amalgamation Scheme shall be subject to the Encumbrances (as defined in the Amalgamation Scheme), if any, affecting the same as provided in the Amalgamation Scheme. All Encumbrances, if any, existing prior to the Effective Date over the assets of Samruddhi which secure or relate to the Liabilities shall, after the Effective Date, without any further act, instrument or deed, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to UltraTech. Provided that if any of the assets of Samruddhi have not been Encumbered in respect of the Liabilities, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. Further, such Encumbrances shall not relate or attach to any of the other assets of UltraTech.

(xi) The Amalgamation Scheme provides that upon the coming into effect of the Amalgamation Scheme, UltraTech shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of the Amalgamation Scheme.

(xii) The Amalgamation Scheme provides that all the permanent employees of Samruddhi as on the Effective Date ("**Employees**") shall become the employees of UltraTech and on terms and conditions not less favourable than those on which they are engaged by Samruddhi and without any interruption of or break in service as a result of the amalgamation of Samruddhi with UltraTech. The Amalgamation Scheme provides that for the purpose of payment of any compensation, gratuity and other terminal benefits, the past services of such Employees with Samruddhi and such benefits to which the Employees are entitled in Samruddhi shall also be taken into account, and paid (as and when payable) by UltraTech.

(xiii) Employee Stock Option Scheme:

(a) In respect of the stock options of Samruddhi granted by Samruddhi under an employees' stock option scheme (the "**Samruddhi Stock Option Scheme**"), upon the effectiveness of the Amalgamation Scheme, UltraTech shall issue stock options to the Eligible Employees (being the Employees and the employees of any holding or subsidiary company of Samruddhi who are entitled to employee stock options under the Samruddhi Stock Option Scheme, to whom, as on the Record Date, options of Samruddhi have been granted, irrespective of whether the same are vested or not) taking into account the share exchange ratio on terms and conditions not less favourable than those provided under the Samruddhi Stock Option Scheme. Such stock options may be issued by UltraTech either under the Employees' Stock Option Scheme, 2006 (ESOS-2006)

of UltraTech ("**Existing Stock Option Scheme**") or under a separate employee stock option scheme created by UltraTech *inter alia* for the purpose of granting stock options to the Eligible Employees pursuant to the Amalgamation Scheme ("**UltraTech Stock Option Scheme**").

(b) It is hereby clarified that the options granted by UltraTech to the Eligible Employees pursuant to this paragraph 21(xiii)(a) above, in lieu of options granted to them under the Samruddhi Stock Option Scheme would be granted on the basis of the share exchange ratio, i.e., for every seven (7) options held by an Eligible Employee which entitle such Eligible Employee to acquire seven (7) equity shares in Samruddhi, such Eligible Employee will be conferred four (4) options in UltraTech which shall entitle him to acquire four (4) equity shares in UltraTech. Fractional entitlements, if any, arising pursuant to the applicability of the share exchange ratio as above shall be rounded off to the nearest higher integer.

(c) The total exercise price payable for options granted by UltraTech to the Eligible Employees shall be equivalent to the total exercise price payable by such Eligible Employees under the Samruddhi Stock Option Scheme, for such options.

(d) The grant of options to the Eligible Employees pursuant to this paragraph 21(xiii) shall be effected as an integral part of the Amalgamation Scheme and the consent of the shareholders of UltraTech to the Amalgamation Scheme shall be deemed to be their consent in relation to all matters pertaining to the UltraTech Stock Option Scheme and the Existing Stock Option Scheme, including without limitation, for the purposes of creating the UltraTech Stock Option Scheme and/or modifying the UltraTech Stock Option Scheme and/or the Existing Stock Option Scheme (including increasing the maximum number of equity shares that can be issued consequent to the exercise of the stock options granted under the Existing Stock Option Scheme, and/or modifying the exercise price of the stock options under the UltraTech Stock Option Scheme and/or the Existing Stock Option Scheme), and all related matters. No further approval of the shareholders of UltraTech would be required in this connection under Section 81(1A) of the Act and/or any other applicable law.

(e) It is hereby clarified that in relation to the options granted by UltraTech to the Eligible Employees pursuant to the Amalgamation Scheme, in lieu of options granted to them under the Samruddhi Stock Option Scheme, the period during which the options granted by Samruddhi were held by or deemed to have been held by the Eligible Employees shall be taken into account for determining the minimum vesting period required under applicable law for stock options granted under the UltraTech Stock Option Scheme or the Existing Stock Option Scheme, as the case may be. Subject to applicable laws, the adjustments to the exercise price per option and option entitlement of the Eligible Employees proposed under this paragraph 21(xiii) shall be appropriately reflected in the accounts of UltraTech.

(f) The Boards of Directors of Samruddhi and UltraTech shall take such actions and execute such further documents as may be necessary or desirable for the purpose of giving effect to the provisions of this paragraph 21(xiii).

(xiv) Upon the coming into effect of the Amalgamation Scheme, all suits, actions, and other proceedings including legal and taxation proceedings, (including before any statutory or quasi-judicial authority or tribunal) by or against Samruddhi, whether pending and/or arising on or before the Effective Date shall be continued and / or enforced by or against UltraTech as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against UltraTech.

(xv) The Amalgamation Scheme provides that with effect from the Appointed Date and up to and including the Effective Date:

(a) Samruddhi shall carry on and be deemed to have carried on all business and activities and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all its estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions for and on account of, and in trust for, UltraTech;

(b) all profits and income accruing or arising to Samruddhi, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profits or income) for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure (including taxes), as the case may be, of UltraTech;

(c) any of the rights, powers, authorities or privileges exercised by Samruddhi shall be deemed to have been exercised by Samruddhi for and on behalf of, and in trust for and as an agent of UltraTech. Similarly, any of the obligations, duties and commitments that have been undertaken or discharged by Samruddhi shall be deemed to have been undertaken for and on behalf of and as an agent for UltraTech; and

(d) all taxes (including, without limitation, income tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by Samruddhi in respect of the operations and/or the profits of the Undertaking before the Appointed Date, shall be on account of Samruddhi and, insofar as it relates to the tax payment (including, without limitation, income tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by Samruddhi in respect of the profits or activities or operation of the Undertaking with effect from the Appointed Date, the same shall be deemed to be the corresponding item paid by UltraTech, and, shall, in all proceedings, be dealt with accordingly.

(xvi) The Amalgamation Scheme further provides for the ratio in which the equity shares of UltraTech would be issued to the equity shareholders of Samruddhi as on the Record Date (as defined in the Amalgamation Scheme) in consideration for the amalgamation. Upon the effectiveness of the Amalgamation Scheme, and in consideration of the transfer and vesting of the Undertaking of Samruddhi in UltraTech in terms of the Amalgamation Scheme in consideration for the amalgamation, UltraTech shall, without any further application, act, instrument or deed, issue and allot to each member of Samruddhi whose name is registered in the register of members and records of the depositary as members of Samruddhi on the Record Date, equity shares in UltraTech in the ratio of four (4) equity shares of the face value of Rs. 10/- (Rupees Ten) each (credited as fully paid up) of UltraTech for every seven (7) equity shares of the face value of Rs. 5/- (Rupees Five) each (credited as fully paid-up) held by such member or his/her/its respective legal heirs, executors or successors in Samruddhi.

(xvii) As an integral part of the Amalgamation Scheme, and, upon the coming into effect of the Amalgamation Scheme, the authorised share capital of UltraTech shall automatically stand increased, without any further act, instrument or deed on the part of UltraTech including payment of stamp duty and fees payable to Registrar of Companies, by the authorised share capital of Samruddhi. In addition to the increase of the authorised share capital of UltraTech by the authorised share capital of Samruddhi, the authorised share capital of UltraTech shall stand increased by a further amount of Rs. 15,00,00,000 (Rupees Fifteen Crores) comprising of 1,50,00,000 equity shares of Rs. 10/- each, without any further act, instrument or deed, such that upon the effectiveness of the Amalgamation Scheme the authorised share capital of UltraTech shall be Rs. 280,00,00,000 (Rupees Two Hundred Eighty Crores) comprising of 28,00,00,000 equity shares of Rs. 10/- (Rupees Ten) each, without any further act or deed. The capital clause of the Memorandum of Association of UltraTech and Article 3 of the Articles of Association of UltraTech shall, upon the coming into effect of the Amalgamation Scheme and without any further act or deed, be amended accordingly.

(xviii) It is hereby clarified that for the purposes of paragraph 21(xvii) above, the consent of the shareholders to the Amalgamation Scheme shall be deemed to be sufficient for the purposes of effecting the above amendment or increase in authorised share capital of UltraTech, and no further resolution under Section 16, Section 31, Section 94 or any other applicable provisions of the Act, would be required to be separately passed.

(xix) The Amalgamation Scheme further provides for the manner in which the global depositary receipts ("**GDRs**") to be issued by Samruddhi upon effectiveness of the Demerger Scheme shall be dealt with pursuant to effectiveness of the Amalgamation Scheme and as an integral part of the Amalgamation Scheme. Upon the coming into effect of the Amalgamation Scheme, and the issue of shares in the share exchange ratio by UltraTech pursuant to the provisions of paragraph 21(xvi) above, subject to the cash-out option described in paragraph 21(xxi) and paragraph 21(xxii) below being exercised, UltraTech shall procure the issuance of UltraTech GDRs by the depositary engaged by UltraTech in relation to the existing GDRs of UltraTech ("**UltraTech Depositary**"), with the cooperation of the depositary for Samruddhi GDRs ("**Samruddhi Depositary**"), to the holders of Samruddhi GDRs who are entitled to the same in an appropriate manner in accordance with the terms of the deposit agreement entered into between UltraTech and the UltraTech Depositary. UltraTech and the UltraTech Depositary shall enter into such

further documents as may be necessary and appropriate with respect to such issuance, which shall contain all detailed terms and conditions with respect to such issuance of GDRs of UltraTech.

(xx) The GDRs of UltraTech issued pursuant to the Amalgamation Scheme shall not be listed unless required by any laws or regulations.

(xxi) The equity shares of UltraTech issued pursuant to the Amalgamation Scheme, including, without limitation, the equity shares underlying such GDRs, shall not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") in reliance upon the exemption under Section 3(a)(10) of the Securities Act. The sanction of the High Courts to the Amalgamation Scheme will be relied upon for the purpose of qualifying the issuance and distribution of the equity shares of UltraTech issued pursuant to the Amalgamation Scheme, including, without limitation, the equity shares underlying the GDRs, for such an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof. UltraTech may elect, in its sole discretion, to (a) cash out holders of Samruddhi GDRs in the manner set out in the Amalgamation Scheme in lieu of issuing GDRs, or (b) register its GDRs issued pursuant to the Amalgamation Scheme on Form F-6, as required by the Securities Act.

(xxii) If UltraTech elects to cash out the holders of Samruddhi GDRs, then the shares issued by UltraTech to the Samruddhi Depositary or the UltraTech Depositary which represent the entitlement of the holders of Samruddhi GDRs shall be sold by the Samruddhi Depositary or the UltraTech Depositary as applicable, in the open market and the net sales proceeds (after the deduction of taxes and expenses incurred) shall be distributed to the holders of Samruddhi GDRs in the same proportion as their entitlements. UltraTech, the UltraTech Depositary, Samruddhi and/or the Samruddhi Depositary shall enter into such further documents and take such further actions as may be necessary or appropriate with respect to this paragraph and to enable the actions contemplated herein.

(xxiii) The GDR provisions contained in the Amalgamation Scheme shall also be applicable to any further GDRs that Samruddhi may issue prior to the Record Date.

(xxiv) The Amalgamation Scheme provides for the accounting treatment of the amalgamation in the books of UltraTech as follows:

(a) UltraTech shall record the assets and liabilities of Samruddhi pursuant to the Amalgamation Scheme at their respective book values as appearing in the books of Samruddhi.

(b) UltraTech shall credit its Share Capital account with the aggregate face value of the equity shares issued to the shareholders of Samruddhi pursuant to Clause 14 of the Amalgamation Scheme.

(c) The Debenture Redemption Reserve relating to NCDs of Samruddhi and lying in the books of Samruddhi, shall be credited by UltraTech to its Debenture Redemption Reserve account.

(d) The Capital Subsidy Reserve relating to and lying in the books of Samruddhi shall be credited by UltraTech to its Capital Subsidy Reserve account.

(e) The excess or deficit, if any, remaining after recording the aforesaid entries, the costs, charges and expenses (including but not limited to any taxes, duties, stamp duty, registration charges, etc.) in relation to any matter arising out of the Amalgamation Scheme including transfer of assets of Samruddhi to UltraTech in accordance with the Amalgamation Scheme, shall be credited or debited, as the case may be, by UltraTech to its General Reserve. General Reserve, created if any, shall be treated for all purposes as free reserves as per the Act.

(xxv) The Amalgamation Scheme is conditional upon and subject to:

(a) the Demerger Effective Date (the date on which the equity shares of Samruddhi have been issued pursuant to the Demerger Scheme having become effective in accordance with the terms thereof) having occurred;

(b) the Amalgamation Scheme being agreed to by the respective requisite majorities of the various classes of shareholders and/or creditors of Samruddhi and UltraTech as required under the Act and the requisite orders of the High Court of Judicature at Bombay and High Court of Gujarat being obtained;

(c) such other sanctions and approvals as may be required by law in respect of the Amalgamation Scheme being obtained; and

(d) the certified copies of the court orders referred to in the Amalgamation Scheme being filed with the Registrar of Companies, Mumbai and Registrar of Companies, Gujarat.

(xxvi) In the event of the Amalgamation Scheme failing to take effect by October 31, 2010 or such later date as may be agreed by the respective Boards of Directors of Samruddhi and UltraTech, the Amalgamation Scheme shall stand revoked, cancelled and be of no effect and become null and void, and in that event, no rights and liabilities shall accrue to or be incurred inter se between the parties or their shareholders or creditors or employees or any other person.

You are requested to read the entire text of the Amalgamation Scheme to get fully acquainted with the provisions thereof. The aforesaid are only some of the salient features thereof.

22. The details of the present directors of the Company, and their shareholding in the Company, UltraTech and Samruddhi either singly or jointly as on December 31, 2009 is as follows:

Sl. No.	Directors	No. of Equity Shares held in		
		Company	Samruddhi	UltraTech
1.	Mr. Kumar Mangalam Birla	23,915	-	400
2.	Mrs. Rajashree Birla	72,280	-	400
3.	Mr. M.L. Apte	130	-	-
4.	Mr. B.V. Bhargava	357	-	-
5.	Mr. R.C. Bhargava	227	-	-
6.	Mr. Arun Kanti Dasgupta	100	-	-
7.	Mr. Cyril Shroff	137	-	-
8.	Mr. S.G. Subrahmanyan	100	-	-
9.	Mr. D.D. Rathi	100	-	-
10.	Mr. Shailendra K. Jain (Whole Time Director)	1,591	-	-
11.	Mr. Adesh Gupta (Whole Time Director)	980	2*	61

* As nominee of the Company

The directors of the Company may be deemed to be concerned and/or interested in the Amalgamation Scheme only to the extent of their shareholding in the Company, Samruddhi and/or UltraTech or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in UltraTech as a result of the Amalgamation Scheme.

23. Corporate members intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

24. An equity shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. Such proxy need not be a member of the Company. The instrument appointing the proxy should however be deposited at the registered office of the Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

25. The following documents will be open for inspection by the equity shareholders of the Company up to one day prior to the date of the meeting at its registered office between 10:00 a.m. and 12 noon on all working days, except Saturday:

    (i) Amalgamation Scheme;

    (ii) Demerger Scheme; and

    (iii) Notice dated November 30, 2009 convening the meeting of the shareholders of the Company held on January 4, 2010, which was circulated to the shareholders of the Company, and the explanatory statement under Section 393 annexed to such notice.

The directors recommend the resolutions for adoption.

This statement may be treated as the statement under Section 173 of the Act.

By order of the Board of Directors



Ashok Malu
Jt. President & Company Secretary

Mumbai, January 22, 2010

Registered office:
Birlagram, Nagda,
District Ujjain, Madhya Pradesh,
Pin Code: 456 331

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Samruddhi Cement Limited...Transferor Company

WITH

UltraTech Cement Limited...Transferee Company

PART I – GENERAL

A. Samruddhi Cement Limited is a public limited company incorporated under the Act (as hereinafter defined), having its registered office at Birladham, Kharach, Kosamba – 394120, Gujarat (the "**Transferor Company**"). The Transferor Company has the main object of carrying on the business of manufacture and sale of cement and cement related products.

B. UltraTech Cement Limited is a public limited company incorporated under the Act, having its registered office at B-Wing, Ahura Centre, 2nd Floor, Mahakali Caves Road, Andheri (East), Mumbai – 400093, Maharashtra (the "**Transferee Company**"). The Transferee Company is primarily engaged in the business of manufacture and sale of cement, ready mix concrete and other cement related products. The equity shares of the Transferee Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited (collectively, the "**Stock Exchanges**").

C. In terms of a Separate Scheme of Arrangement between Grasim Industries Limited ("**Grasim**", as more particularly defined herein), the Transferor Company and their respective shareholders and creditors under the provisions of Sections 391 to 394 and other relevant provisions of the Act (the "**Demerger Scheme**"), the undertaking of Grasim which is engaged in the manufacture and sale of cement, ready mix concrete, white cement and other cement related products and activities (the "**Demerged Undertaking**", as more particularly defined in the Demerger Scheme) is proposed to be and stand transferred to and vested in the Transferor Company as a going concern by way of a demerger. Accordingly, upon the effectiveness of the Demerger Scheme, the Demerged Undertaking of Grasim will stand transferred to and vested in the Transferor Company. The Demerger Scheme has been filed with the High Court of Madhya Pradesh, Indore and the High Court of Gujarat, and its effectiveness is subject to *inter alia* the approval of the shareholders and creditors of Grasim and the Transferor Company and the sanction of the High Court of Madhya Pradesh, Indore and the High Court of Gujarat.

D. Since the Transferee Company and the Transferor Company will be engaged in substantially similar businesses upon effectiveness of the Demerger Scheme, in the interests of enhancing shareholder value of both the companies and creating a focussed entity engaged in the cement business with all the advantages of economies of scale, the Board of Directors of the Transferor Company as well as the Board of Directors of the Transferee Company have considered and proposed the amalgamation of the Transferor Company (as it exists upon effectiveness of the Demerger Scheme) with the Transferee Company.

E. Accordingly, this Scheme (as hereinafter defined) provides for the amalgamation of the Transferor Company with the Transferee Company and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company pursuant to Sections 391 to 394 and other relevant provisions of the Act, and various other matters consequential to or otherwise integrally connected with the above in the manner provided for in the Scheme.

F. The amalgamation of the Transferor Company with the Transferee Company pursuant to this Scheme shall take place with effect from the Appointed Date and shall be in accordance with the provisions of Section 2(1B) of the Income Tax Act, 1961.

G. This Scheme is divided into the following parts:

(a) **Part I**, which deals with the introduction and definitions, and sets out the share capital of the Transferor Company and the Transferee Company;

(b) **Part II**, which deals with the amalgamation of the Transferor Company with the Transferee Company; and

(c) **Part III**, which deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme.

1. **DEFINITIONS AND INTERPRETATION**

1.1 In the Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meanings:

"**Act**" means the Companies Act, 1956 or any statutory modification or re-enactment thereof for the time being in force;

"**Appointed Date**" means the opening of business on July 1, 2010 or such other date as may be determined by the Boards of Directors of the Transferor Company and the Transferee Company;

"**Board of Directors**" or "**Board**" in relation to each of the Transferor Company and the Transferee Company, as the case may be, means the board of directors of such company, and shall include a committee duly constituted and authorised for the purposes of matters pertaining to the amalgamation, the Scheme and/or any other matter relating thereto;

"**Debt Securities**" shall have the meaning assigned to it in sub-Clause 6 (f) hereof;

"**Demerger Effective Date**" means the date on which the equity shares of the Transferor Company have been issued pursuant to the Demerger Scheme having become effective in accordance with the terms thereof;

"**Demerger Scheme**" shall have the meaning assigned to it in paragraph C of **Part I** hereof;

"**Effective Date**" means the last of the dates on which all the conditions and matters referred to in sub-Clause 17 (a) of the Scheme occur or have been fulfilled or waived in accordance with this Scheme. References in this Scheme to date of 'coming into effect of the Scheme' or 'effectiveness of the Scheme' shall mean the Effective Date;

"**Eligible Employees**" means the Employees and the employees of any holding or subsidiary company of the Transferor Company who are entitled to employee stock options under the Transferor Stock Option Scheme, to whom, as on the Record Date, options of the Transferor Company have been granted, irrespective of whether the same are vested or not;

"Employees" means all the permanent employees of the Transferor Company as on the Effective Date;

"**Encumbrance**" means any options, pledge, mortgage, lien, security, interest, claim, charge, pre-emptive right, easement, limitation, attachment, restraint or any other encumbrance of any kind or nature whatsoever, and the term "**Encumbered**" shall be construed accordingly;

"**Existing Stock Option Scheme**" means the Employees' Stock Option Scheme, 2006 (ESOS-2006) of the Transferee Company;

"**Funds**" shall have the meaning assigned to it in sub-Clause 8 (c) hereof;

"**GDRs**" means the outstanding Global Depositary Receipts issued pursuant to the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993" and other applicable law, and where relevant shall include the underlying equity shares relating thereto;

"**Governmental Authority**" means any applicable central, state or local government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau, instrumentality, judicial or arbitral body;

"**Grasim**" means Grasim Industries Limited, a public limited company governed by the Act, having its registered office at Birlagram, Nagda – 456331, Madhya Pradesh;

"High Courts" shall mean the High Court of Gujarat having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company and shall include the National Company Law Tribunal, as applicable or such other forum or authority as may be vested with any of the powers of a High Court under the Act;

"**Liabilities**" shall have the meaning assigned to it in sub-Clause 6 (a) hereof;

"**NCDs**" means non-convertible debentures;

"Record Date" means the date to be fixed by the Board of Directors of the Transferee Company for the purpose of determining the equity shareholders of the Transferor Company, to whom shares of the Transferee Company will be allotted pursuant to this Scheme;

"**Registrar of Companies**" means the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra, Mumbai, as applicable;

"**Scheme**" means this scheme of amalgamation, as amended or modified in accordance with the provisions hereof;

"**Securities Act**" shall have the meaning ascribed to it in sub-Clause 15 (e) hereof;

"**Share Exchange Ratio**" shall have the meaning assigned to it in sub-Clause 14 (b) hereof;

"**Stock Exchanges**" shall have the meaning ascribed to it in paragraph B of **Part I** hereof;

"**Transferee Company**" shall have the meaning assigned to it in paragraph B of **Part I** hereof;

"**Transferee Company Depositary**" shall mean the depositary engaged by the Transferee Company in relation to the existing GDRs of the Transferee Company;

"**Transferee Stock Option Scheme**" shall have the meaning assigned to it in sub-Clause 8 (e) (i) hereof;

"**Transferor Company**" shall have the meaning assigned to it in paragraph A of **Part I** hereof;

"**Transferor Company Deposit Agreement**" shall mean the deposit agreement (including any amendments thereto) executed between the Transferor Company and the Transferor Company Depositary;

"**Transferor Company Depositary**" shall mean the depositary engaged by the Transferor Company in relation to the Transferor Company GDRs;

"**Transferor Company GDRs**" shall mean the GDRs representing equity shares of the Transferor Company as shall be outstanding as of the Record Date;

"**Transferor Stock Option Scheme**" shall have the meaning assigned to it in sub-Clause 8 (e) (i) hereof; and

"**Undertaking**" means all the undertakings and entire business of the Transferor Company as a going concern, including, without limitation:

(a) all the assets and properties (whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal, present, future or contingent of whatsoever nature) of the Transferor Company, whether situated in India or abroad, including, without limitation, all the integrated cement manufacturing units, the cement grinding units, the white cement units, the ready mix concrete units, other cement and cement related product manufacturing units including paver block manufacturing, bricks and autoclave brick manufacturing and glass reinforced concrete manufacturing units, cement terminals, processing plant for conversion of municipal sewerage waste, all lands (whether leasehold or freehold), plants, machinery, equipment, buildings and structures, offices, residential and other premises, capital work-in-progress, furniture, fixtures, office equipment, computers, appliances, accessories, power lines, all stocks, stocks of fuel, rolling stock, current assets (including inventories, sundry debtors, bills of exchange, loans and advances), investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash and bank accounts (including bank balances), contingent rights or benefits, benefits of any deposits, receivables, advances or deposits paid by or deemed to have been paid by the Transferor Company, financial assets, benefit of any bank guarantees, performance guarantees and letters of credit, leases (including lease rights), hire purchase contracts and assets, lending contracts, prospecting licenses and mining leases (in each case including the benefit of any applications made therefor) and the surface rights in relation thereto, receivables and liabilities related thereto, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, tenancies in relation to the office and/or residential properties for the employees or other persons, vehicles, D.G. sets, guest houses, godowns, warehouses, cement dumps, cement stocks and stores, railway lines and sidings, water pipelines, depots, the power generation undertakings including power plants, fly ash handling systems, share of any joint assets, and other facilities, right to use jetties and ports, fixed and other assets, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights, easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) all permits, quotas, rights, entitlements, industrial and other licences, bids, tenders, letters of intent,

expressions of interest, development rights (whether vested or potential and whether under agreements or otherwise), municipal permissions, approvals, consents, subsidies, privileges, income tax benefits and exemptions including the right to deduction under Section 80IA of the Income Tax Act, 1961 (or any statutory modification or re-enactment thereof for the time being in force) in respect of the profits of the undertaking for the residual period, i.e., for the period remaining as on the Appointed Date out of the total period for which the deduction is available in law if the amalgamation pursuant to this Scheme does not take place, all other rights including sales tax deferrals and exemptions and other benefits, receivables, and liabilities related thereto, licenses, powers and facilities of every kind, nature and description whatsoever, provisions and benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Transferor Company;

(c) all earnest moneys and/or security deposits paid or deemed to have been paid by the Transferor Company;

(d) all debts, borrowings, obligations, duties and liabilities, both present and future (including deferred tax liabilities, contingent liabilities and the Liabilities and obligations under any licenses or permits or schemes) of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilized, whether secured or unsecured, whether in Indian rupees or foreign currency, whether provided for or not in the books of account or disclosed in the balance sheet of the Transferor Company; and

(e) all intellectual property rights, trade and service names and marks, patents, copyrights, designs and other intellectual property rights of any nature whatsoever, books, records, files, papers, engineering and process information, software licenses (whether proprietary or otherwise), drawings, computer programmes, manuals, data, catalogues, quotations, sales and advertising material, lists of present and former customers and suppliers, other customer information, customer credit information, customer pricing information and all other records and documents, whether in physical or electronic form relating to business activities and operations of the Transferor Company.

1.2 All terms and words used but not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof for the time being in force.

1.3 References to clauses and recitals, unless otherwise provided, are to clauses and recitals of and to this Scheme.

1.4 The headings herein shall not affect the construction of this Scheme.

1.5 The singular shall include the plural and vice versa; and references to one gender include all genders.

1.6 Any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.7 References to a person include any individual, firm, body corporate (whether incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representatives body (whether or not having separate legal personality).

2. **SHARE CAPITAL**

(a) *Transferor Company:*

The share capital structure of the Transferor Company as on October 31, 2009 is as under:

	Amount in Rs.
A. Authorised Share Capital	
20,20,00,000 equity shares of Rs. 5/- each	1,01,00,00,000
Total	**1,01,00,00,000**
B. Issued and Subscribed Share Capital	
17,00,00,000 equity shares of Rs. 5/- each	85,00,00,000
Total	**85,00,00,000**
C. Paid-up Share Capital	
1,00,000 equity shares of Rs. 5/- each fully paid up	5,00,000
16,99,00,000 equity shares of Rs. 5/- each partly paid up (called & paid up of Re.1 each)*	16,99,00,000
Total	**17,04,00,000**

*The balance payable on the partly paid shares of the Transferor Company shall be called prior to the effectiveness of the Demerger Scheme in order to make such shares fully paid-up.

As an integral part of the Demerger Scheme, and, upon the coming into effect of the Demerger Scheme, (i) the authorised share capital of the Transferor Company shall stand increased to Rs. 135,00,00,000 (Rupees One Hundred Thirty Five Crores) comprising of 27,00,00,000 equity shares of Rs. 5/- each; and (ii) upon issuance of shares pursuant to the Demerger Scheme, the issued share capital of the Transferor Company shall also stand further increased. Some equity shares issued by the Transferor Company pursuant to the Demerger Scheme may be represented by GDRs.

The Demerger Scheme provides that upon the effectiveness of the Demerger Scheme, the Transferor Company shall issue certain employee stock options. The exercise of such stock options may also result in an increase in the issued and paid-up share capital of the Transferor Company.

The Demerger Scheme provides that upon the effectiveness of the Demerger Scheme, all equity shares of the Transferor Company (including those issued in terms of the Demerger Scheme) shall be listed and/or admitted to trading on the Stock Exchanges.

(b) *Transferee Company:*

The share capital structure of the Transferee Company as on October 31, 2009 is as under:

Amount in Rs.

A. Authorised Share Capital	
13,00,00,000 equity shares of Rs. 10/- each	1,30,00,00,000
Total	**1,30,00,00,000**
B. Issued, Subscribed and paid up Share Capital	
12,44,85,879 equity shares of Rs. 10/- each*	1,24,48,58,790
Total	**1,24,48,58,790**

* Includes 1,84,450 equity shares represented by GDRs

The Transferee Company has outstanding employee stock options under the Existing Stock Option Scheme, the exercise of which may result in an increase in the issued and paid-up share capital of the Transferee Company.

The equity shares of the Transferee Company are listed on the Stock Exchanges. The GDRs representing the underlying equity shares of the Transferee Company are not listed on any stock exchange.

PART II – AMALGAMATION OF THE TRANSFEROR COMPANY WITH THE TRANSFEREE COMPANY

Section 1 – Transfer

3. Upon the coming into effect of the Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of the Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in and/or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the Undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4. *Transfer of Assets*

   (a) Without prejudice to the generality of Clause 3 above, upon the coming into effect of the Scheme and with effect from the Appointed Date, all the estate, assets, properties, rights, claims, title, interest and authorities including accretions and appurtenances comprised in the Undertaking of whatsoever nature and wheresoever situate shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company and/or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the estate, assets, properties, rights, claims, title, interest and authorities of the Transferee Company.

   (b) Without prejudice to the provisions of sub-Clause (a) above, in respect of such of the assets and properties of the Transferor Company as are movable in nature or incorporeal property or are otherwise capable of transfer by delivery or possession, or by endorsement and/or delivery, the same shall stand so transferred by the Transferor Company upon the coming into effect of the Scheme, and shall, become the assets and property of the Transferee Company with effect from the Appointed Date pursuant to the provisions of Section 394 of the Act, without requiring any deed or instrument of conveyance for transfer of the same.

(c) In respect of such of the assets and properties belonging to the Transferor Company (other than those referred to in sub-Clause (b) above) including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall stand transferred to and vested in the Transferee Company and/or deemed to have been transferred to and vested in the Transferee Company, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party, upon the coming into effect of this Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 391 to 394 of the Act.

(d) All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of the Scheme pursuant to the provisions of Sections 391 to 394 of the Act.

(e) All the licenses, permits, entitlements, quotas, approvals, permissions, registrations, incentives, sales tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, mining leases, prospecting licenses, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether on, before or after the Appointed Date, including income tax benefits and exemptions including the right to deduction under Section 80IA of the Income Tax Act, 1961 (or any statutory modification or re-enactment thereof for the time being in force), shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in and/or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become licenses, permits, entitlements, quotas, approvals, permissions, registrations, incentives, sales tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, mining leases, prospecting licenses, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

5. *Contracts, Deeds etc.*

(a) Upon the coming into effect of the Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature, to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour, as the case may be, of the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme, in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme and with effect from the Appointed Date, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company as if

the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. *Transfer of Liabilities*

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities of the Transferor Company including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the "**Liabilities**") shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company, and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause 6.

(b) All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

(c) Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company on or after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company upon the coming into effect of this Scheme.

(d) All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company on or after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

(e) Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, *ipso facto*, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company.

(f) Without prejudice to the foregoing provisions of this Clause 6 upon the coming into effect of this Scheme, all debentures (including NCDs), bonds, notes or other debt securities and other instruments of like nature (whether convertible into equity shares or not), if any, of the Transferor Company (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in and be deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company to the same extent as if it were the issuer of the Debt Securities so transferred and vested. If the Debt Securities are listed on any stock exchange, the same shall, subject to applicable laws and regulations, be listed and/

or admitted to trading on the relevant stock exchanges in India where the Debt Securities were listed and/or admitted to trading, on the same terms and conditions, unless otherwise modified in accordance with applicable law.

7. *Encumbrances*

(a) The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 3 and Clause 4 of this Scheme shall be subject to the Encumbrances, if any, affecting the same as hereinafter provided.

(b) All Encumbrances, if any, existing prior to the Effective Date over the assets of the Transferor Company which secure or relate to the Liabilities shall, after the Effective Date, without any further act, instrument or deed, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company. Provided that if any of the assets of the Transferor Company have not been Encumbered in respect of the Liabilities, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. Further, such Encumbrances shall not relate or attach to any of the other assets of the Transferee Company. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above.

(c) The existing Encumbrances over the other assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of the Scheme.

(d) Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of the Scheme. Without prejudice to the foregoing provisions, the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

(e) Upon the coming into effect of the Scheme, the Transferee Company shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of the Scheme.

(f) It is expressly provided that, save as herein provided, no other term or condition of the Liabilities transferred to the Transferee Company is modified by virtue of the Scheme except to the extent that such amendment is required statutorily or by necessary implication.

(g) The provisions of this Clause 7 shall operate notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document, all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

8. *Employees*

(a) Upon the coming into effect of this Scheme, all Employees shall become the employees of the Transferee Company and on terms and conditions not less favourable than those on which they are engaged by the Transferor Company and without any interruption of or break in service as a result of the amalgamation of the Transferor Company with the Transferee Company. For the purpose of payment of any compensation, gratuity and other terminal benefits, the past services of such Employees with the Transferor Company and such benefits to which the Employees are entitled in the Transferor Company shall also be taken into account, and paid (as and when payable) by the Transferee Company.

(b) It is clarified that save as expressly provided for in this Scheme, the Employees who become the employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the other employees of the Transferee Company (including the benefits of or under any employee stock option schemes applicable to or covering all or any of the other employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into or deemed to have been entered into by the Transferor Company with any union/employee of the Transferor Company.

(c) Insofar as the provident fund, gratuity fund and superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Transferor Company for the Employees or to which the Transferor Company is contributing for the benefit of the Employees and other such funds, trusts, the benefits of which the Employees enjoy pursuant to the Demerger Scheme (collectively referred to as the "**Funds**"), all the contributions made to such Funds for the benefit of the Employees and the investments made by the Funds in relation to the Employees shall be transferred to the Transferee Company and shall be held for the benefit of the concerned Employees. In the event the Transferee Company has its own funds in respect of any of the Funds referred to above, such contributions and investments shall, subject to the necessary approvals and permissions and at the discretion of the Transferee Company, be transferred to the relevant funds of the Transferee Company. In the event that the Transferee Company does not have its own funds in respect of any of the above or if deemed appropriate by the Transferee Company, the Transferee Company may, subject to necessary approvals and permissions, maintain the existing funds separately and contribute thereto until such time that the Transferee Company creates its own funds, at which time the Funds and the investments and contributions pertaining to the Employees shall be transferred to the funds created by the Transferee Company.

(d) In relation to those Employees for whom the Transferor Company is making contributions to the government provident fund, the Transferee Company shall stand substituted for the Transferor Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said fund in accordance with the provisions of such fund, bye laws, etc. in respect of such Employees.

(e) (i) In respect of the stock options of the Transferor Company granted by the Transferor Company under an employees' stock option scheme (the "**Transferor Stock Option Scheme**"), upon the effectiveness of the Scheme, the Transferee Company shall issue stock options to the Eligible Employees taking into account the Share Exchange Ratio on terms and conditions not less favourable than those provided under the Transferor Stock Option Scheme. Such stock options may be issued by the Transferee Company either under the Existing Stock Option Scheme or under a separate employee stock option scheme created by the Transferee Company *inter alia* for the purpose of granting stock options to the Eligible Employees pursuant to this Scheme ("**Transferee Stock Option Scheme**").

(ii) It is hereby clarified that the options granted by the Transferee Company to the Eligible Employees pursuant to this sub-Clause 8 (e), in lieu of options granted to them under the Transferor Stock Option Scheme would be granted on the basis of the Share Exchange Ratio, i.e. for every seven (7) options held by an Eligible Employee which entitle such Eligible Employee to acquire seven (7) equity shares in the Transferor Company, such Eligible Employee will be conferred four (4) options in the Transferee Company which shall entitle him to acquire four (4) equity shares in the Transferee Company. Fractional entitlements, if any, arising pursuant to the applicability of the Share Exchange Ratio as above shall be rounded off to the nearest higher integer.

(iii) The total exercise price payable for options granted by the Transferee Company to the Eligible Employees shall be equivalent to the total exercise price payable by such Eligible Employees under the Transferor Stock Option Scheme, for such options.

(iv) The grant of options to the Eligible Employees pursuant to this Clause 8 (e) of this Scheme shall be effected as an integral part of the Scheme and the consent of the shareholders of the Transferee Company to this Scheme shall be deemed to be their consent in relation to all matters pertaining to the Transferee Stock Option Scheme and the Existing Stock Option Scheme, including without limitation, for the purposes of creating the Transferee Stock Option Scheme and/or modifying the Transferee Stock Option Scheme and/or the Existing Stock Option Scheme (including increasing the maximum number of equity shares that can be issued consequent to the exercise of the stock options granted under the Existing Stock Option Scheme, and/or modifying the exercise price of the stock options under the Transferee Stock Option Scheme and/or the Existing Stock Option Scheme), and all related matters. No further approval of the shareholders of the Transferee Company would be required in this connection under Section 81(1A) of the Act and/or any other applicable law.

(v) It is hereby clarified that in relation to the options granted by the Transferee Company to the Eligible Employees pursuant to this Scheme, in lieu of options granted to them under the Transferor Stock Option Scheme, the period during which the options granted by the Transferor Company were held by or deemed to have been held by the Eligible Employees shall be taken into account

for determining the minimum vesting period required under applicable law for stock options granted under the Transferee Stock Option Scheme or the Existing Stock Option Scheme, as the case may be. Subject to applicable laws, the adjustments to the exercise price per option and option entitlement of the Eligible Employees proposed under this sub-Clause 8 (e) shall be appropriately reflected in the accounts of the Transferee Company.

(vi) The Boards of Directors of the Transferor Company and the Transferee Company shall take such actions and execute such further documents as may be necessary or desirable for the purpose of giving effect to the provisions of this Clause 8.

9. *__Legal, Taxation and other Proceedings__*

Upon the coming into effect of this Scheme, all suits, actions, and other proceedings including legal and taxation proceedings, (including before any statutory or quasi-judicial authority or tribunal) by or against the Transferor Company, whether pending and/or arising on or before the Effective Date shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

10. Without prejudice to the provisions of Clauses 3 to 9, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

Section 2 – __Conduct of Business__

11. With effect from the Appointed Date and up to and including the Effective Date:

(a) the Transferor Company shall carry on and be deemed to have carried on all business and activities and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all its estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions for and on account of, and in trust for, the Transferee Company;

(b) all profits and income accruing or arising to the Transferor Company, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profits or income) for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure (including taxes), as the case may be, of the Transferee Company;

(c) any of the rights, powers, authorities or privileges exercised by the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of, and in trust for and as an agent of the Transferee Company. Similarly, any of the obligations, duties and commitments that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken for and on behalf of and as an agent for the Transferee Company; and

(d) all taxes (including, without limitation, income tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the Undertaking before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, income tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the Undertaking with effect from the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

12. Subject to the terms of the Scheme, the transfer and vesting of the Undertaking of the Transferor Company as per the provisions of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

Section 3: Issue of equity shares by the Transferee Company

13. The provisions of this Section 3 of the Scheme shall operate notwithstanding anything to the contrary in this Scheme or in any other instrument, deed or writing.

14. *Issue of new equity shares*

(a) Upon the coming into effect of the Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each member of the Transferor Company, whose name is registered in the Register of Members of the Transferor Company on the Record Date or his/her/its legal heirs, executors or successors as the case may be, equity shares in the Transferee Company, in the ratio of four (4) equity shares of the face value of Rs. 10/- (Rupees Ten) each (credited as fully paid up) of the Transferee Company for every seven (7) equity shares of the face value of Rs. 5/- (Rupees Five) each (credited as fully paid-up) held by such member or his/her/its respective legal heirs, executors or successors in the Transferor Company.

(b) The ratio in which equity shares of the Transferee Company are to be issued and allotted to the members of the Transferor Company is herein referred to as the "**Share Exchange Ratio**".

(c) Upon the Scheme becoming effective, the issued, subscribed and paid-up share capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with sub-Clause 14 (a) above. It is clarified that no special resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the members of the Transferor Company under this Scheme and on the shareholders of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the members of the Transferor Company in the Share Exchange Ratio.

(d) As an integral part of the Scheme, and, upon the coming into effect of the Scheme, the authorised share capital of the Transferee Company shall automatically stand increased, without any further act, instrument or deed on the part of the Transferee Company including payment of stamp duty and fees payable to Registrar of Companies, by the authorised share capital of the Transferor Company. In addition to the increase of the authorised share capital of the Transferee Company by the authorised share capital of the Transferor Company, the authorised share capital of the Transferee Company shall stand increased by a further amount of Rs. 15,00,00,000 (Rupees Fifteen Crores) comprising of 1,50,00,000 equity shares of Rs. 10/- each, without any further act, instrument or deed, such that upon the effectiveness of the Scheme the authorised share capital of the Transferee Company shall be Rs. 280,00,00,000 (Rupees Two Hundred Eighty Crores) comprising of 28,00,00,000 equity shares of Rs. 10/- (Rupees Ten) each, without any further act or deed.

(e) The capital clause of the Memorandum of Association of the Transferee Company and Article 3 of the Articles of Association of the Transferee Company shall, upon the coming into effect of this Scheme and without any further act or deed, be replaced by the following clause:

MEMORANDUM OF ASSOCIATION

"The authorised share capital of the Company is Rs. 280,00,00,000 (Rupees Two Hundred Eighty Crores) divided into 28,00,00,000 (Twenty Eight Crore) equity shares of Rs. 10/- (Rupees Ten) each, with the rights, privileges and conditions attached thereto with the power to vary, modify or abrogate such rights, privileges and conditions as may be provided by the Articles of Association of the Company for the time being. The Board of Directors shall have the power to classify as and when required the shares as equity or preference shares and attach thereto respectively such preferential, deferred, qualified or special rights, privileges and conditions and also the power to increase or reduce the capital of the Company as may be determined in accordance with the Articles of Association of the Company."

ARTICLES OF ASSOCIATION

"The Share Capital of the Company shall be Rs. 280,00,00,000 (Rupees Two Hundred Eighty Crores) divided into 28,00,00,000 (Twenty Eight Crore) equity shares of Rs. 10/- (Rupees Ten) each, with the power to increase or reduce such capital from time to time in accordance with the regulations of the Company and the legislative provisions for the time being in force in this behalf and with the power also

to divide the shares in the capital for the time being into equity share capital and preference share capital and to attach thereto respectively any preferential, qualified or special rights, privileges or conditions."

(f) It is hereby clarified that for the purposes of sub-Clause 14 (d) and (e) above, the consent of the shareholders to the Scheme shall be deemed to be sufficient for the purposes of effecting the above amendment or increase in authorised share capital of the Transferee Company, and no further resolution under Section 16, Section 31, Section 94 or any other applicable provisions of the Act, would be required to be separately passed. The stamp duties and fees (including registration fee) paid on the authorised share capital of the Transferor Company shall be utilised and applied to the increased authorised share capital of the Transferee Company and there would be no requirement for any further payment of stamp duty and/or fee (including registration fee) by the Transferee Company for increase in the authorised share capital to that extent.

(g) The shares issued to the members of the Transferor Company by the Transferee Company pursuant to sub-Clause 14 (a) above shall be issued in dematerialised form by the Transferee Company, unless otherwise notified in writing by the members of the Transferor Company to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares shall be issued to such members in dematerialised form provided that the members of the Transferor Company shall be required to have an account with a depositary participant and shall be required to provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the dematerialised shares to the account of such member with the shares of the Transferee Company. In the event that the Transferee Company has received notice from any member that shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her/its account with a depositary participant or other confirmations as may be required, then the Transferee Company shall issue shares in physical form to such member.

(h) In the event of there being any pending share transfers, whether lodged or outstanding, of any member of the Transferor Company, the Board of Directors of the Transferee Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor of the share in the Transferor Company and in relation to the shares issued by the Transferee Company after the effectiveness of the Scheme. The Board of Directors of the Transferee Company shall be empowered to remove such difficulties as may arise in the course of implementation of this Scheme and registration of new shareholders in the Transferee Company on account of difficulties faced in the transaction period.

(i) Equity shares to be issued by the Transferee Company pursuant to sub-Clause 14 (a) above in respect of such of the equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall, pending allotment or settlement of dispute by order of Court or otherwise, also be kept in abeyance by the Transferee Company.

(j) The equity shares issued and allotted by the Transferee Company in terms of this Scheme shall rank pari passu in all respects with the then existing equity shares of the Transferee Company.

(k) The equity shares of the Transferee Company issued in terms of this Scheme will be listed and/or admitted to trading on the Stock Exchanges where the shares of the Transferee Company are listed and/or admitted to trading. The shares allotted pursuant to this Scheme shall remain frozen in the depositories system till relevant directions in relation to listing/trading are given by the relevant stock exchanges.

(l) In case any shareholder's holding in the Transferor Company is such that the shareholder becomes entitled to a fraction of an equity share of the Transferee Company, the Transferee Company shall not issue fractional share certificates to such shareholder but shall consolidate such fractions and issue consolidated equity shares to a trustee nominated by the Transferee Company in that behalf, who shall sell such shares and distribute the net sale proceeds (after deduction of applicable taxes and other expenses incurred) to the shareholders respectively entitled to the same in proportion to their fractional entitlements.

15. *GDRs*

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of sub-Clause 14 (a) above, subject to the cash-out option described in sub-Clauses 15 (e) and (f) being exercised, the Transferee Company shall procure the issuance of GDRs of the Transferee Company by the Transferee Company Depositary, with the cooperation of the Transferor Company Depositary, to the holders of the Transferor Company GDRs who are entitled to the same in an appropriate manner in accordance with the terms of the deposit agreement entered into between the Transferee Company and the Transferee Company Depositary (the "**Transferee Company Deposit Agreement**"). The Transferee Company and the Transferee Company Depositary shall enter into such further documents as may be necessary and appropriate with respect to such issuance, which shall contain all detailed terms and conditions with respect to such issuance of GDRs of the Transferee Company.

(b) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with the provisions of the Transferor Company Deposit Agreement or the Transferee Company Deposit Agreement as applicable, in lieu of delivering receipts for fractional GDRs, the Transferor Company Depositary or the Transferee Company Depositary, as applicable, may, in its discretion, sell the equity shares of the Transferee Company represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale (after deduction of taxes and expenses incurred) in accordance with the terms of the relevant Deposit Agreement.

(c) The Transferee Company shall take all such additional steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-Clause 15 (a) above.

(d) The GDRs of the Transferee Company issued pursuant to sub-Clause 15 (a) above shall not be listed unless required by any regulations or laws.

(e) The equity shares of the Transferee Company issued pursuant to this Scheme, including, without limitation, the equity shares underlying such GDRs, shall not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") in reliance upon the exemption under Section 3(a)(10) of the Securities Act. The sanction of the High Courts to this Scheme will be relied upon for the purpose of qualifying the issuance and distribution of the equity shares of the Transferee Company issued pursuant to this Scheme, including, without limitation, the equity shares underlying the GDRs, for such an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof. The Transferee Company may elect, in its sole discretion, to (i) cash out holders of the Transferor Company GDRs in the manner set out in sub-Clause 15 (f) below in lieu of issuing GDRs, or (ii) register its GDRs issued pursuant to this Scheme on Form F-6, as required by the Securities Act.

(f) If the Transferee Company elects to cash out the holders of the Transferor Company GDRs pursuant to sub-Clause 15 (e) above, then the shares (which represent the entitlement of the holders of the Transferor Company GDRs) issued by the Transferee Company to the Transferor Company Depositary or the Transferee Company Depositary shall be sold by the Transferor Company Depositary or the Transferee Company Depositary as applicable, in the open market and the net sales proceeds (after the deduction of taxes and expenses incurred) shall be distributed to the holders of the Transferor Company GDRs in the same proportion as their entitlements. The Transferee Company, the Transferee Company Depositary, the Transferor Company and/or the Transferor Company Depositary shall enter into such further documents and take such further actions as may be necessary or appropriate with respect to this paragraph and to enable the actions contemplated herein.

(g) It is clarified that the provisions of sub-Clauses 15 (a) to (f) above shall also be applicable to any GDRs that the Transferor Company Depositary may issue prior to the Record Date.

PART III – DISSOLUTION OF TRANSFEROR COMPANY AND OTHER TERMS AND CONDITIONS

16. *Accounting Treatment*

(a) Save as hereinafter provided, the reserves of the Transferor Company shall be accounted for, while incorporating the assets and liabilities of the Transferor Company in the accounts of the Transferee Company, in accordance with Accounting Standard 14 ("**Accounting for Amalgamations**") issued by

the Institute of Chartered Accountants of India. Upon the Scheme becoming effective and with effect from the Appointed Date:

(i) The Transferee Company shall record the assets and liabilities of the Transferor Company pursuant to this Scheme at their respective book values as appearing in the books of the Transferor Company.

(ii) The Transferee Company shall credit its Share Capital account with the aggregate face value of the equity shares issued to the shareholders of the Transferor Company pursuant to Clause 14 of the Scheme.

(iii) The Debenture Redemption Reserve relating to NCDs of the Transferor Company and lying in the books of the Transferor Company, shall be credited by the Transferee Company to its Debenture Redemption Reserve account.

(iv) The Capital Subsidy Reserve relating to and lying in the books of the Transferor Company shall be credited by the Transferee Company to its Capital Subsidy Reserve account.

(v) The excess or deficit, if any, remaining after recording the aforesaid entries, the costs, charges and expenses (including but not limited to any taxes, duties, stamp duty, registration charges, etc.) in relation to any matter arising out of the Scheme including transfer of assets of the Transferor Company to the Transferee Company in accordance with the Scheme, shall be credited or debited, as the case may be, by the Transferee Company to its General Reserve. General Reserve, created if any, shall be treated for all purposes as free reserves as per the Act.

17. *Scheme Conditional on*

(a) The Scheme is conditional upon and subject to:

(i) the Demerger Effective Date having occurred;

(ii) the Scheme being agreed to by the respective requisite majorities of the various classes of shareholders and/or creditors of the Transferor Company and the Transferee Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and High Court of Gujarat being obtained;

(iii) such other sanctions and approvals as may be required by law in respect of this Scheme being obtained; and

(iv) the certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Mumbai and Registrar of Companies, Gujarat.

(b) In the event of this Scheme failing to take effect by October 31, 2010 or such later date as may be agreed by the respective Boards of Directors of the Transferor Company and the Transferee Company, this Scheme shall stand revoked, cancelled and be of no effect and become null and void, and in that event, no rights and liabilities shall accrue to or be incurred inter se between the parties or their shareholders or creditors or employees or any other person. In such case, each of the Transferor Company and the Transferee Company shall bear its own costs and expenses or as may be otherwise mutually agreed.

18. Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved without winding-up.

19. *Dividends*

(a) The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date. Provided that the shareholders of the Transferor Company shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders for the accounting period prior to the Appointed Date.

(b) The holders of the shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any shareholder of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company respectively, and subject to the approval, if required, of the shareholders of the Transferor Company and the Transferee Company respectively.

20. *Applications*

The Transferor Company and the Transferee Company shall make necessary applications before the respective High Courts for the sanction of this Scheme under Sections 391 and 394 of the Act.

21. *Resolutions*

Upon the coming into effect of the Scheme, the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

22. *Modifications to the Scheme*

(a) The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), may, in their full and absolute discretion, assent to any alteration or modification to this Scheme which either the Board of Directors of the Transferor Company or the Board of Directors of the Transferee Company, as the case may be, deem fit, or which the Court and/or any other Governmental Authority may deem fit to approve or impose.

(b) The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), may give such directions as they may consider necessary to settle any question or difficulty arising under the Scheme or in regard to and of the meaning or interpretation of the Scheme or implementation hereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture-holders of the respective companies), or to review the position relating to the satisfaction of various conditions to the Scheme and if necessary, to waive any of those (to the extent permissible under law).

23. The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to carry on the business of the Transferor Company.

24. *Severability*

If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Transferor Company and the Transferee Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

25. Upon this Scheme becoming effective, the accounts of the Transferee Company, as on the Appointed Date shall be reconstructed in accordance with the terms of this Scheme.

26. The Transferee Company shall be entitled to file/revise its income tax returns, TDS certificates, TDS returns, wealth tax returns and other statutory returns, if required, and shall have the right to claim refunds, advance tax credits, credit of tax under Section 115JB of the Income Tax Act, 1961, credit of tax deducted at source, credit of foreign taxes paid/ withheld etc, if any, as may be required consequent to implementation of this Scheme.

27. *Costs*

Subject to the provisions of sub-Clause 17 (b) of the Scheme, all costs, charges and expenses (including, but not limited to, any taxes and duties, stamp duty, registration charges, etc.) of /payable by the Transferor Company and the Transferee Company in relation to or in connection with the Scheme and incidental to the completion of the amalgamation of the Transferor Company with the Transferee Company in pursuance of the Scheme shall be borne and paid by the Transferee Company.

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GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331, District Ujjain, Madhya Pradesh

Proxy No. :

(For office use only)

Form of Proxy

I/We ______________________________ of ______________

being a member/members of Grasim Industries Limited hereby appoint ______________________

of ______________________ or failing him ______________________________

of ______________________ as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of Grasim Industries Limited to be held on Thursday, 25th February, 2010 at 12.30 p.m. or at any adjournment thereof.

Signed this ________ day of ____________________ 2010

Folio / DP ID - Client ID No. :
No. of Shares held :

(Please sign across the stamp)

Affix Re. 1 Revenue Stamp

(Signature)

NOTE(S) :-

1. The proxy need NOT be a member of the Company.
2. The proxy form signed across revenue stamp should reach Company's Registered Office at least 48 hours before the scheduled time of meeting.

Book-Post

Under Certificate of Posting


GRASIM
ADITYA BIRLA GROUP

If undelivered, please return to:

GRASIM INDUSTRIES LIMITED

Share Department

Birlagram, Nagda 456 331,

District Ujjain (M.P.)

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